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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               AMENDMENT NO. 4 TO
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              LOCTITE CORPORATION
                           (NAME OF SUBJECT COMPANY)
                              LOCTITE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   0005401371
                       (CUSIP NUMBER OF CLASS SECURITIES)

                              Robert W. Fiondella
                       Chairman of the Special Committee
                          of the Board of Directors of
                              Loctite Corporation
                             10 Columbus Boulevard
                          Hartford, Connecticut  06106
                                 (860) 520-5000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
               COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING
                                   STATEMENT)

                                   COPIES TO:


       Stuart Z. Katz, Esq.                               Eugene F. Miller, Esq.
Fried, Frank, Harris, Shriver & Jacobson       Vice President, Secretary and General Counsel
       One New York Plaza                                  Loctite Corporation
    New York, New York 10004                             10 Columbus Boulevard
         (212) 859-8000                                Hartford, Connecticut 06106
                                                             (860) 520-5000



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     This Amendment No. 4 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, as previously amended (the "Schedule 14D-9") of Loctite Corporation, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on November 18, 1996 with respect to the tender offer made by HC Investments, Inc., a Delaware corporation ("HCI") and an indirect wholly-owned subsidiary of Henkel KGaA, a Kommanditgesellschaft auf Aktien (a partnership limited by shares) organized under the laws of the Federal Republic of Germany, to purchase all outstanding Shares. Capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9, as previously amended.


ITEM 6.      RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

             Item 6(b) is amended and supplemented as follows:

     The Company has been advised by the following directors and executive officers of the Company that they intend, for tax planning purposes, not to tender some or all of their Shares pursuant to the Amended Offer: Robert W. Fiondella, Robert E. Ix, Stephen F. Page, Indra K. Nooyi, Stephen J. Trachtenberg, Peter C. Browning, David Freeman, Richard C. Parker, Robert L. Aller and Louis J. Baccei. The maximum number of shares that these directors and officers refrain from tendering is an aggregate of approximately 84,000, representing approximately 0.26% of the total outstanding shares. Assuming the transactions contemplated by the Merger Agreement are consummated, any Shares not tendered would nonetheless be exchanged for $61.00 in cash in the Merger, which will occur as soon as practicable in 1997.

ITEM 9.      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.14 Text of Press Release, dated December 16, 1996, issued by Loctite Corporation.





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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              By: /s/ Robert W. Fiondella
                                                  ------------------------
                                                  Robert W. Fiondella
                                                  Chairman of the Special
                                                  Committee

Dated:  December 16, 1996





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                                EXHIBIT INDEX


 Exhibit 99.14 Text of Press Release, dated December 16, 1996, issued by Loctite Corporation